Technovative Group, Inc.

Unite 701, 7/F, Tower 2, Silvercord

30 Canton Rd

Tsim Sha Tsui, KLN, Hong Kong

January 12, 2018

Via E-Mail

John Cash

Accounting Branch

Chief Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Technovative Group, Inc.

Form 10-K for the Year Ended December 31, 2016 Filed October 27, 2017

Form 10-Q for the Quarter Ended March 31, 2017

Filed October 30, 2017

File No. 333-175148

Dear Mr. Cash:

We are in receipt of your comment letter dated November 30, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Form 10-K for the Year Ended December 31 2016

Item 9A — Controls and Procedures, Page 19

1.	You state that management concluded disclosure controls and procedures were not effective as of June 30, 2017. Please amend your filing to provide management's conclusion o to whether disclosure controls and procedures were effective as of December 31, 2016. Refer to Item 307 of Regulation S-K.

In response to the Staff’s comments, we have made revisions on page 19 of the 10-K Amendment (the “10-K/A”).

Note to Consolidated Financial Statements

Note 6 - Income Taxes, Page F-3

2.	You disclose that you have not recognized an income tax benefit for your operating losses based on uncertainties concerning your ability to generate taxable income in future periods and that the tax benefit for the periods presented is offset by a valuation allowance. However, we note from the income tax table on page F-13 and the income statement on page F-4 an income tax benefit of $7,207 was recorded in 2016. Please advise or revise accordingly.

In response to the Staff’s comments, we provide the following response. We acquired IRG Samoa in the fourth quarter of 2016. The acquisition included a deferred tax liability of about $7,207. The Company reviewed and concluded that, as of December 31, 2016, there were uncertainties concerning the ability of IRG Samoa to generate taxable income in future periods. Therefore, an income tax benefit of $7,207 was recorded in 2016.

Note 7 — Acquisition, Page F-14

3.	We note from your disclosure that you acquired IRG Samoa on October 26, 2016 and you subsequently wrote off the entire goodwill of $357,951 from the acquisition during the same period. Please tell us and disclose the facts and circumstances leading to the goodwill write off.

In response to the Staff’s comments, we provide the following response. IRG Samoa is engaged in the business of mobile solutions applications development and information technology service provider. After acquiring IRG Samoa, Company's management evaluated the business plan of IRG Samoa, and determined that as of December 31, 2016, competition in the industry intensified and IRG Samoa should postpone planned launches of certain new products into the market. This uncertainty led to the goodwill write off.

Form 10-Q for the quarter Ended March 31 2017

Item 4 — Controls and Procedures, Page 12

4.	You state that management concluded disclosure controls and procedures were not effective as of March 31, 2016. Please amend your filing to provide management's conclusion as to whether disclosure controls and procedures were effective as of March 31, 2017. Refer to Item 307 of Regulation S-K.

In response to the Staff’s comments, we have made revisions on page 12 of the 10-Q Amendment (the “10-Q/A”).

5.	We note that management concluded internal control over financial reporting was not effective as of March 31, 2017 due to material weaknesses identified. In light of your disclosure in your 2016 10-K that internal control over financial reporting was effective as of December 31, 2016, tell us how you have determined that there has been no change in your internal control over financial reporting in the quarter ended March 31, 2017.

In response to the Staff’s comments, we note that relevant revisions have been made on page 19 of the 10-K/A to eliminate the inconsistency as pointed out by the Staff. As such, disclosures in our 10-K/A stated that our controls and procedures were ineffective as of December 31, 2016, and disclosures in our 10-Q/A stated that our controls and procedures were ineffective as of March 31, 2017 and there has been no change since December 31, 2016.

Sincerely,

/s/ Lin Kuan Liang Nicolas
Mr. Lin Kuan Liang Nicolas
Chief Executive Officer, President, Treasurer, Secretary, Director
(Principal Executive and Financial Officer)